VEON establishes a US$6.5 billion global MTN  programme and publishes a base offering  memorandum  Amsterdam,  16  April  2020 –  VEON  Holdings  B.V.,  a  subsidiary  of  VEON  Ltd.  (NASDAQ,  Euronext  Amsterdam: VEON), announces the establishment of a Global Medium Term Note programme for the  issuance of bonds (the "MTN Programme"), with a programme limit of US$6.5 billion or the equivalent  thereof in other currencies.  In connection with the establishment of the MTN Programme, VEON has also prepared a base offering  memorandum, which today has been approved by the Luxembourg Stock Exchange, in order to enable  bonds  issued  under  the  MTN  Programme  to  be  admitted  to  listing  on  the  Official  List  of  the  Luxembourg  Stock  Exchange  and  to  trading  on  the  Euro  MTF  market  of  the  Luxembourg  Stock  Exchange. The general terms and conditions of the MTN Programme are found in their entirety in the  base offering memorandum.  About VEON  VEON  is  a  NASDAQ  and  Euronext  Amsterdam‐listed  global  provider  of  connectivity  and  internet  services,  headquartered  in  Amsterdam.  Our  vision  is  to  empower  customer  ambitions  through  technology, acting as a digital concierge to guide their choices and connect them with resources that  match their needs.  Important Notice  This release is for informational purposes only and shall not constitute a prospectus or an offer to sell  or the solicitation of an offer to buy securities in the United States or any other jurisdiction.  Forward‐Looking Statements  This release contains “forward‐looking statements”, as the phrase is defined in Section 27A of the U.S.  Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as  amended.  The  words  “expect,”  “will,”  and  similar  words  are  intended  to  identify  estimates  and  forward‐looking  statements.  Forward‐looking  statements  are  not  historical  facts.  Forward‐looking  statements  involve  risks  and  uncertainties.  If  such  risks  or  uncertainties  materialize  or  such  assumptions prove incorrect, actual results could differ materially from those expressed or implied by  such forward‐looking statements or assumptions. Certain other factors that could cause actual results  to differ materially from those discussed in any forward‐looking statements include the risk factors  described in VEON’s Annual Report on Form 20‐F for the year ended 31 December 2019 and other  public filings made by VEON with the SEC. The forward‐looking statements included in this release are  made only as of the date hereof, and VEON disclaims any obligation to update them or to announce  publicly any revision to any of the forward‐looking statements contained in this release, or to make  corrections to reflect future events or developments.